Mail Stop 3561

October 22, 2008

Matthew Schissler
Chief Executive Officer
Cord Blood America, Inc.
501 Santa Monica Blvd.
Suite 700
Santa Monica, CA 90401

> **Re:** **Cord Blood America, Inc.**
> **Amendment No. 1 to Registration Statement on**
> **Form S-1**
> **Filed October 14, 2008**
> **File No. 333-153359**

Dear Mr. Schissler:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Risk Factors, page 3</u>

1.   We note the following sentence in the revised fourth risk factor: "We are only registering 47,562,096 shares of our common stock under this registration statement." It appears that the registration statement pertains to the resale of 64,583,373 shares of your common stock. Please revise your disclosure here and throughout the prospectus accordingly.

Security Ownership, page 14

2.   We note your response to prior comment five. Please revise the footnotes to identify the natural persons who exercise voting and and/or investment control over the shares attributed to the entities in the table.

Signatures

3.   We note that complete dates are not indicated for the signatures to the registration statement. Your amended filing should comply with the "Signatures" section of Form S-1.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Damon Colbert at (202) 551-3581 or James Lopez at (202) 551-3536 with any questions.

Sincerely,

John Reynolds
Assistant Director